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                             July 31, 2020

       Charles Follini
       President
       Gateway Garage Partners LLC
       6 West 20th Street
       5th Floor
       New York, NY 10011

                                                        Re: Gateway Garage
Partners LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted July 17,
2020
                                                            CIK No. 0001812641

       Dear Mr. Follini:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A

       General

   1. We note your response to comment 1. Please note that we continue to evaluate your response. We may have
further comment.
   2. We note your response to comment 17. Your cover page continues to indicate that LEX
                                                        Markets will pay the
offering expenses associated with your offering. Please revise or advise. In addition,
please explain to us in further detail how LEX Markets will provide a
                                                        "comprehensive solution
for satisfying the Company   s ongoing disclosure obligations
                                                        under Regulation A."
Finally, please provide additional details regarding the agreement that LEX Markets and
OpCo will enter into, which is referenced on page 5, and the
                                                        "additional
information" that will be provided to investors. In this respect, please note
 Charles Follini
Gateway Garage Partners LLC
July 31, 2020
Page 2
       that all material information that investors would need to make an investment decision must be included in the offering circular at the time of its qualification.
Conflicts of Interest, page 28

3. We note your response to comment 8. Please expand your conflicts of interest disclosure to address the risks associated with Mr. Follini's interests in you and your manager and his ability to make decisions that may benefit your manager or himself.
LEX Markets Trading Platform, page 36

4. We note your detailed disclosure regarding LEX Markets and, in particular, your discussion of the requirements for a "property" to be listed on LEX Markets. It is unclear to us the relevance of such information to your offering. In this respect, we note that you are offering LLC membership units. Please revise or advise.
Exhibits

5. We note that you have removed your references to specific exhibits in your exhibits index. Please ensure that you provide all of the exhibits required by
Item 17. Please
       confirm that you will file these exhibits and the exhibits requested by comments 4, 6, 13, and 14.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameCharles Follini
                                                             Division of
Corporation Finance
Comapany NameGateway Garage Partners LLC
                                                             Office of Real
Estate & Construction
July 31, 2020 Page 2
cc:       Kenneth L. Betts, Esq.
FirstName LastName